UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

GRAFTECH INTERNATIONAL LTD.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

384313201

(CUSIP Number)

Stephen Fraidin

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

212-446-4840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not applicable

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384313201

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Milikowsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,494,892 shares
	8	SHARED VOTING POWER 6,262,849 shares
	9	SOLE DISPOSITIVE POWER 2,494,892 shares
	10	SHARED DISPOSITIVE POWER 6,262,849 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,757,741 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Milikowsky Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,005,489 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,005,489 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,005,489 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Daniel & Sharon Milikowsky Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,257,360 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,257,360 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,257,360 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 384313201

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathan Milikowsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,361,741 shares
	8	SHARED VOTING POWER 147,360 shares (1)
	9	SOLE DISPOSITIVE POWER 6,361,741 shares
	10	SHARED DISPOSITIVE POWER 147,360 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,509,101 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Excludes 760,760 shares held by Nathan Milikowsky’s wife.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Rebecca and Nathan Milikowsky Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 147,360 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 147,360 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 147,360 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NM GTI Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Amendment No. 9 to Schedule 13D amends and supplements, where indicated, the Statement on Schedule 13D relating to the Common Stock of the Issuer by Daniel Milikowsky and Nathan Milikowsky filed with the U.S. Securities and Exchange Commission on December 10, 2010, as amended by Amendment No. 8 to Schedule 13D filed with the U.S. Securities and Exchange Commission on April 14, 2014, Amendment No. 7 to Schedule 13D filed with the U.S. Securities and Exchange Commission on March 28, 2014, Amendment No. 6 to Schedule 13D filed with the U.S. Securities and Exchange Commission on March 25, 2014, Amendment No. 5 to Schedule 13D filed with the U.S. Securities and Exchange Commission on March 11, 2014, Amendment No. 4 to Schedule 13D filed with the U.S. Securities and Exchange Commission on January 30, 2014, Amendment No. 3 to Schedule 13D filed with the U.S. Securities and Exchange Commission on January 24, 2014, Amendment No. 2 to Schedule 13D filed with the U.S. Securities and Exchange Commission on January 8, 2013 and by Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission on February 14, 2011 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 9 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information immediately after the last paragraph thereof:

On June 5, 2014 Nathan Milikowsky was granted 8,507 restricted shares of Common Stock (the “Restricted Shares”) as compensation for his services as a director of the Company, of which 6,380 have vested as of the date hereof. Additional information regarding the Restricted Shares was previously filed with the U.S. Securities and Exchange Commission on the Form 4, filed with the U.S. Securities and Exchange Commission, by the Issuer, on behalf of Nathan Milikowsky, on June 9, 2014, which is incorporated herein by reference.

On January 23, 2015, Nathan Milikowsky delivered a letter to the Issuer (the “Nomination Letter”) nominating certain individuals (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2015 annual meeting of shareholders (the “2015 Annual Meeting”). The Nomination Letter also proposed a resolution that, as of the effectiveness of such resolution, any provision in the bylaws of the Issuer that was not included in the bylaws as amended effective September 20, 2012 (as publicly filed with the U.S. Securities and Exchange Commission by the Issuer on a Form 8-K on October 4, 2012) be repealed and be of no effect. The Reporting Persons and their representatives intend to engage from time to time in discussions with the directors and management of the Issuer.

In addition, the Reporting Persons and their representatives intend to engage in discussions from time to time with other stockholders of the Issuer and other relevant parties with respect to the Issuer. These discussions may include, without limitation, matters relating to the composition of the board of directors of the Issuer, its financial condition, business, assets, operations, capital structure, strategic plans and one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons issued a press release, dated January 23, 2015, relating to the 2015 Annual Meeting (the “Press Release”). A copy of the Press Release is filed herewith as Exhibit 1 and the Press Release is incorporated herein by reference. Any descriptions herein of the Press Release are qualified in their entirety by reference to the Press Release filed herewith.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a), (b) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a)

The Reporting Persons may be deemed to beneficially own an aggregate of 15,266,842 shares of Common Stock, which represents approximately 11.1% of the 136,420,023 shares of the Issuer’s Common Stock outstanding, on October 14, 2014, according to information provided in the Issuer’s public filings. The foregoing numbers have been adjusted to eliminate double counting of shares beneficially owned by the Reporting Persons. The aggregate number of shares beneficially owned by the Reporting Persons includes 5,000 stock options, which are vested and exercisable, owned by Nathan Milikowsky. Nathan Milikowsky, as a Trustee of The Rebecca and Nathan Milikowsky Family Foundation, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares owned by The Rebecca and Nathan Milikowsky Foundation. Daniel Milikowsky, as a member of Daniel Milikowsky Family Holdings, LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares beneficially owned by Daniel Milikowsky Family Holdings, LLC. Daniel Milikowsky, as President of The Daniel and Sharon Milikowsky Family Foundation, Inc., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares beneficially owned by The Daniel and Sharon Milikowsky Family Foundation, Inc. Daniel Milikowsky disclaims the beneficial ownership of all shares beneficially owned by Nathan Milikowsky. Nathan Milikowsky disclaims beneficial ownership of shares held by his wife and Daniel Milikowsky.

(b)	The amount and nature of the voting and investment power held by each of the Reporting Persons, is as follows:

	Daniel Milikowsky	Daniel Milikowsky Family Holdings, LLC	The Daniel and Sharon Milikowsky Family Foundation	Nathan Milikowsky	The Rebecca and Nathan Milikowsky Family Foundation	NM GTI Investments LLC
Sole power to vote or to direct the vote	2,494,892	0	0	6,361,741	0	0
Shared power to vote or to direct the vote	6,262,849	5,005,489	1,257,360	147,360	147,360	0
Sole power to dispose or to direct the disposition	2,494,892	0	0	6,361,741	0	0
Shared power to dispose or to direct the disposition	6,262,849	5,005,489	1,257,360	147,360	147,360	0

(c)	On December 30, 2014, Nathan Milikowsky donated 60,000 shares of Common Stock to the Rebecca and Nathan Milikowsky Family Foundation.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Press Release

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2015

/s/ Daniel Milikowsky
Daniel Milikowsky

/s/ Nathan Milikowsky
Nathan Milikowsky

NM GTI Investments LLC

/s/ Nathan Milikowsky
By:	Nathan Milikowsky
Title:	Member

The Rebecca and Nathan Milikowsky Family Foundation

/s/ Nathan Milikowsky
By:	Nathan Milikowsky
Title:	Trustee

Daniel Milikowsky Family Holdings, LLC

/s/ Daniel Milikowsky
By:	Daniel Milikowsky
Title:	Investment Manager

The Daniel and Sharon Milikowsky Family Foundation, Inc.

/s/ Daniel Milikowsky
By:	Daniel Milikowsky
Title:	President